UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on natural gas for distributors

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Rio de Janeiro, May 08, 2020 – Petróleo Brasileiro S.A. – Petrobras reaffirms its commitment to the proposals of the new gas market and informs that the sale prices of the product (which include the molecule and transportation parcels) to the distributors in the new contracts started in January had an average reduction of 36%, in US$/MMBtu, in May 2020, compared to December 2019,considering the dollar price on the date of the last readjustment of the contract (April 30, 2020).

This drop is mainly due to the changes negotiated with the distributors for the new sales contracts, where the price of the gas molecule is linked to the variation of the oil price in the international market and is reviewed every three months.  Consequently, the fall in the oil price in recent months made possible the gas reduction.

If measured in R$/m³ ,Petrobras' prices to distributors (including molecule and transportation) in the new 2020 contracts accumulate an average reduction of 15%, despite the depreciation of the Real.

However, Petrobras clarifies that that the price of the gas molecule and the cost of transportation are not the only factors that determine the natural gas price for the final consumer, and there are also the distributors margins, as well as the incorporation of federal and state taxes. It is important to highlight that the tariff approval process is carried out by each state regulatory agency, according to specific legislation and regulation.

Petrobras remains committed to the process of opening the natural gas market and has acted to accelerate the stages of this process, in pursuit of the development of an open, competitive, and sustainable market.

Finally, Petrobras informs that the sales contracts for the distributors are public and are available at the National Petroleum, Natural Gas and Biofuels Agency (ANP) website for consultation.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

 e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

 Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer